FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 24, 2022

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

English summary of Registrant's immediate report filed with the Israeli Securities Authority, on January 23, 2022

CELLCOM ISRAEL ANNOUNCES
OPTIONS GRANT TO CEO

Netanya, Israel – January 23, 2022 – Cellcom Israel Ltd. (TASE: CEL) (hereinafter: the "Company") announced today that the Company's Board of Directors resolved to grant 1,123,670 options1 under the Company's 2015 Share Incentive Plan and pursuant to its Compensation Policy, to its incoming CEO (preceded by the Company's Compensation Committee's resolution to that end), to be vested in five equal installments on each of the first, second, third, fourth and fifth anniversary of the grant at an exercise price of NIS 18.28 for the first installment, NIS 19.19 for the second installment,  NIS 20.11 for the third installment, NIS 21.02 for the fourth installment and NIS 21.94 for the fifth installment. The options may be exercised within 3 years from the date of vesting of each installment. The economic value of grant totals the sum of approximately NIS 6.65 million.

Such grant is subject to the approval of shareholders' meeting of the Company and the Tel-Aviv Stock Exchange, or TASE, for the registration of such options for trade. The execution of such options is subject to the TASE regulations and the sale of the shares resulting from such execution will be subject to block periods set by the Israeli applicable Law and the TASE regulations.

Acceleration events: Notwithstanding the aforementioned in the case of: 1. sale of all or substantially all of the Company's assets; Or, 2. in the case of the sale of all or substantially all of the Company's shares ("Sale"); Or, 3. in the case of a merger, or similar transaction, where the Company is not the surviving corporation; Or a merger, or a similar transaction, in which the Company is the surviving company but the shares in the transaction are converted into another asset (such as securities or cash), (1-3 above: "Transaction"); or, 4. In the event that the following two conditions are met cumulatively : (a) Discount Investment Corporation Ltd. ("DIC") will cease to be the controlling shareholder and (b) the CEO's agreement with the Company will end within 12 months from the date in which DIC ceases to be the controlling shareholder of the Company (together: "Change of control") - the maturity dates of the options will be accelerated in full, so that the options will be exercisable for shares starting 10 days before the date of completion of the Transaction or Change of Control and in relation to the Transaction  -will be exercisable until shortly before completion of the Transaction. At the time of completion of the Transaction, all options not exercised for the shares will expire. For the avoidance of doubt, it is clarified that a Change of Control in DIC itself, as long as DIC continues to be the controlling shareholder of the Company, will not be considered a Change of Control.

The economic value calculation: The fair value of the options granted to the incoming CEO, at the time of approval of the grant by the Board of Directors is calculated using the Black & Scholes model. The main assumptions used in determining the fair value of the options are as follows: a. The date of the calculation is the date of the resolution of the Board of Directors; b. The closing price of the Company's share on the day before the date of the decision of the Board of Directors was NIS 18.28; c. The life span of the option is up to two years for the first option installment and up to 6 years for the fifth option installment; d. Risk-free interest rate: 0.36%; e. Annual standard deviation / volatility: 46.3%. The economic value of the options granted to the Company's CEO is approximately NIS 5.92 per option. The compensation cost related to such grant to be recorded by the Company will be in the amount of the economic value in such a way that the economic value of each allotment will be spread over its entire maturity period according to generally accepted accounting rules. The actual economic value of the options may be different from that specified above, depending on the actual date of grant of the options (which will be after the approval of the shareholders' meeting of the Company and the approval of the TASE).

For additional details see the Company's most recent annual report for the year ended December 31, 2020 on Form 20-F, filed on April 28, 2021, under Item 6. Directors, senior management and employees –E. Share Ownership – Share Incentive Plan".

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its cellular subscribers with a broad range of services including cellular telephony, roaming services, text and multimedia messaging, advanced cellular and data services and other value-added services in the areas of  mobile office, data protection etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates advanced networks enabling high-speed broadband and advanced multimedia services. Cellcom Israel offers nationwide customer service including telephone customer service, retail stores, and service and sale centers. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel.

1The options will be exercisable by way of a Net Exercise mechanism according to which at the time of the exercise the recipient of the options does not pay the exercise price but will be issued shares whose number will be determined according to the amount of monetary benefit to which he is entitled.

CELLCOM

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	January 24, 2022	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	VP Legal and Corporate Secretary